NEWS RELEASE

REG TECHNOLOGIES, INC. EARNS NET INCOME OF $427,278 IN THE JULY 31, 2006 QUARTER

For Immediate Release: October 3, 2006. Vancouver, BC, Reg Technologies Inc. (TSX Venture Exchange: RRE, OTC BB: REGRF) is pleased to announce that the Company earned a net income of $427,278 in the three months ended July 31, 2006 as compared to the three months ended July 31, 2005, which resulted in a loss of $391,514.

Reg Technologies, Inc. has a direct and indirect control of 6,396,116 shares of REGI U.S., Inc., with a value of approximately US$7,000,000. REGI U.S., Inc. owns the U.S. rights to the Rand Cam™/RadMax™ engine, which is currently in the final testing stages.

ABOUT REG TECHNOLOGIES INC. / REGI U.S., INC.
REGI U.S., Inc. owns the U.S. rights and the parent company Reg Technologies Inc. owns the worldwide rights to the Rand Cam™/RadMax™ rotary technology. The engine is a light weight rotary engine that has only two moving parts: the vanes (up to 12) and the rotor, compared to the 40 moving parts in a simple four-cylinder piston engine. This revolutionary design makes it possible to produce a total of 24 continuous power impulses per one rotation that is vibration Ðfree and extremely quiet. The Rand Cam™/RadMax™ engine also has multi-fuel capabilities and is able to operate using fuels including gasoline, natural gas, hydrogen, propane and diesel. Reg Technologies Inc., together with REGI U.S., Inc., is in the process of testing a Rand Cam™/RadMax™ diesel engine for a generator application for hybrid electric cars and for unmanned aerial applications for the U.S. military. For more information please visit www.regtech.com.

ON BEHALF OF THE BOARD OF DIRECTORS

"John Robertson"

John Robertson
President

Contacts: REGI U.S., Inc
John Robertson, 1-800-665-4616

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Forward-Looking Statements

Statements in this press release regarding Reg Technologies/REGI's business which are not historical facts are "forward-looking statements" that involve risks and uncertainties, including the impact of competitive products and pricing, the need to raise additional capital, uncertain markets for the Company's products and services, the Company's dependence on third parties and licensing/service supply agreements, and the ability of competitors to license the same technologies as the Company or develop or license other functionally equivalent technologies.